EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on May 2, 2022.

Business Overview

Indonesia Energy Corporation Limited (“IEC” or “we,” “our,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (“Kruh Block”) and one oil and gas exploration block (“Citarum Block”). We have also identified a potential third exploration block, known as the Rangkas Area, and we may seek to acquire or otherwise obtain rights to additional oil and gas producing assets.

We produce oil through a subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block runs until May 2030 under a ten year Joint Operation Partnership (the “KSO”) with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra.

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under Production Sharing Contract (“PSC”) agreement with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (“SKK Migas”).

Overview of Results of Operations

Our key financial and operating highlights for the six months ended June 30, 2022 are:

●	Total oil production by IEC for the six months ended June 30, 2022 was 33,212 barrels (“Bbl”), a increase of 3,072 Bbl for the same period in 2021, which resulted in higher cost recovery entitlements for the six months ended June 30, 2022 than for the same period in 2021. This increase was due to the additional production from the new well K-26 which began full production in December 2021.

●	The Indonesian Crude Price (“ICP”) increased approximately 72% from an average price of $60.48 per Bbl for the six months ended June 30, 2021 to $104.18 per Bbl for the same period in 2022, increasing our revenues and cost recovery entitlements.

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The average production cost per Bbl for the six months ended June 30, 2022 was $45.21 compared to $37.99 for same period in 2021. The higher production cost per Bbl in 2022 was due to additional pumping unit rental and Tank On Site (TOS) rental expenses for new drilling wells and the increase of COVID-19 related costs.

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●	Kruh Block: with respect to our currently producing Kruh Block, our KSO contract commenced in May 2020 for a period ending in May 2030, and we received government approval on our drilling and seismic program for Kruh Block. During and subsequent to the six months ended June 30, 2022, we commenced the drilling of two new wells, called K-27 and K-28. The K-27 well was put on test production on May 21, 2022. Full production will begin after hydraulic fracturing which is anticipated to occur in October 2022. The K-28 well was spudded on June 22, 2022 and is expected to begin production by the end of October 2022.

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Citarum Block: with respect to Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program later 2023 after the Kruh seismic program discussed below under “Update to Kruh Block Drilling Program” is completed.

Update to Kruh Block Drilling Program

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Indonesian government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been delayed.

Subsequent to June 30, 2022, we modified our drilling plan for Kruh Block. Our most recently announced plan was to drill a total of 18 wells at Kruh Block (including those already drilled during 2021 and to date in 2022) through the end of 2024. These new wells are in addition to the pre-existing producing wells at Kruh Block. We completed the drilling of 2 wells at Kruh Block in 2021 and 2 wells in 2022. Starting in the fourth quarter of 2022, we plan to commence a new seismic program at Kruh Block, which includes data acquisition, processing and interpretation. The total program is expected to take approximately 10 to 12 months. The result of this seismic program is expected to help us estimate the size and potential of new oil and gas reservoirs recently discovered at Kruh Block (which we publicly announced in July 2022) and upgrade some of the Kruh Block unproved reserves to the proved category. We plan to resume drilling at Kruh Block after the seismic program is completed. With this new schedule, we anticipate that our current Kruh Block drilling program (consisting of an additional 14 new wells) would be complete by the end of 2025 rather than the end of 2024. We plan to provide additional updates on our drilling plans on a year-by-year basis as we assess our resources and market conditions and our resulting ability to conduct new drilling operations.

Results of Operations for the Six Months Ended June 30, 2022 and 2021

Revenue

Revenues increased by $1,275,371 or 121%, to $2.33 million for the six months ended June 30, 2022 when compared with the same period in 2021. The increase was mainly due to an increase in the ICP.

Lease operating expenses

Lease operating expenses increased by $356,510, or 31%, for the six months ended June 30, 2022 compared to the same period in 2021 mainly because of additional pumping unit rental and Tank On Site (TOS) rental expenses for new drilling wells and increase in health, safety, security and environmental expenses and costs associated with the COVID-19 pandemic in 2022.

Depreciation, depletion and amortization (DD&A)

DD&A increased by $135,103, or 48%, for the six months ended June 30, 2022 compared to the same period in 2021 due to increased depletion amount charged to expense from increased production for the six months ended June 30, 2022 and increased depreciation expenses related to the addition of fixed assets in 2021 and during the second quarter of 2022.

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General and Administrative Expenses

General and administrative expenses decreased by $233,610 to $2,328,921 for the six months ended June 30, 2022 when compared to the same period in 2021 due to a decrease in amortization of share-based compensation.

Other income, net

We had other income, net of $855,485 for the six months ended June 30, 2022 as compared with $1,017 for the same period in 2021. The net other income for the six months ended June 30, 2022 was mainly due to the $2,079,707 decrease in fair value of warrant liability and was partially offset by other expenses, including the loss and costs on the issuance of warrants to L1 Capital, amortization of issuance discount on the L1 Capital convertible note and interest expenses of lease liabilities during the six months ended June 30, 2022.

Net Loss

We had net loss for the six months ended June 30, 2022 in the amount of $1,060,377 compared to $2,932,213 for the same period in 2021. The decrease in net loss was due to the combination of the above factors discussed.

Liquidity and Capital Resources

We generated a net loss of $1,060,377 and net cash used in operating activities of $3,059,907 for the six months ended June 30, 2022. In addition, we had an accumulated deficit of $34,878,538 and working capital of $5,502,080 as of June 30, 2022.

Our operating results for future periods are subject to numerous risks and uncertainties. While our stated goal is to achieve monthly positive cash flow from operations to a small degree during the second half of 2022, it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues and/or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve or maintain cash flow positive operations or achieve profitability.

Our principal sources of liquidity during the six months ended June 30, 2022 were proceeds from January 2022 convertible note and warrant financing with L1 Capital, including exercises of warrants by L1 Capital. Subsequent to June 30, 2022, on July 22, 2022, we entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, acting as our sales agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. As of the date of this report, we have received net proceeds of approximately $4,550,000 through our utilization of such at-the-market offering program.

As of September 15, 2022, we had approximately $7.87 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, and notwithstanding the uncertainties regarding our cash flow and net losses as discussed above, we will continue to focus on improving operational efficiency and cost reductions and developing our core cash-generating business as planned. We intend to meet our cash requirements for the 12 months following the date of the issuance of this report through operations and the foregoing potential funding opportunities.

We believe that our current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of this report. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

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Contractual Obligations

After taking into consideration our updating seismic and drilling plans for Kruh Block as described above under “Update to Kruh Block Drilling Program”, the following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2022 for all the planned expenditures to be carried out at Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	Remaining of 2022	2023	2024 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-	846,182	5,288,545
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments -Citarum PSC		$-	$996,182	$38,338,545
Kruh Block KSO				-
Lease commitments	(d)	$1,340,776	$2,836,933	$33,725,160
Production facility		-	-	2,280,000
G&G studies	(a)	-	200,000	1,100,000
2D seismic	(a)	-	1,250,000	-
3D seismic	(a)	1,205,268	-	-
Drilling	(a)(c)	-	3,000,000	18,000,000
Workover		-	144,893	-
Certification		-	250,000	-
Abandonment and Site Restoration	(a)	29,317	58,634	381,124
Total commitments -Kruh KSO		$2,575,361	$7,740,460	$55,486,284
Total Commitments		$2,575,361	$8,736,642	$93,824,829

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to our economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)

Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of our operating lease agreements with third parties can be cancelled or terminated at any time by us.

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